April 16, 2008

Kevin L. Vaughn

Accounting Branch Chief

Division of Corporate Finance

United States Securities and

  Exchange Commission

Mail Stop 6010

Washington, DC 20549

RE:	Sonic Innovations, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed March 17, 2008
File No. 000-30335

Dear Mr. Vaughn:

This letter is submitted by Sonic Innovations, Inc. (“Sonic” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the Year Ended December 31, 2007 (filed on March 17, 2008, File No. 000-30335), as set forth in your letter to me, dated April 4, 2008.

For your convenience, we have restated your comments in full and have numbered our responses to match the numbering of the comments and headings used in your letter.

Form 10-K as of December 31, 2007

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Asset Impairments, page 27

1.	We note the disclosure on page 28 that you utilized a third-party valuation firm to assist with your evaluation of the value of your reporting units. While in future filings management may elect to take full responsibility for valuing the reporting units, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Management will elect to take full responsibility for valuing the reporting units in future filings. Our intention was to describe the diligence of our valuation process within MD&A; we were not intending to transfer our responsibility to an expert. Thus, in footnote no. 4 to the consolidated financial statements, the wording excluded reference to the third party. However, we will include the consent of the independent valuation firm as an exhibit in any future registration statement that incorporates our 2007 10-K by reference.

Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

2.	We note your deferred revenues of $10.1 million and $8 million as of 12/31/07 and 12/31/06. Please revise future filings to clarify if these amounts only represent the deferred revenues relating to your extended service contracts. If not, discuss the other significant components of the deferred revenue, including a discussion of the reasons why you are deferring the revenue.

The Company will revise future filings to clarify this point.

Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-7

3.	We note from page 2 that in parts of the world where you do not have direct operations, you sell principally to distributors. In future filings, disclose the significant terms of your sales agreements with distributors, including a summary of any price protection or price concession rights you grant them. Also discuss any other incentives you offer your distributors. Refer to SAB 104 and FAS 48 as appropriate.

The Company will revise future filings to include significant terms of distributor agreements. By way of information, we do not grant price protection or price concession rights to our distributors.

Note 6. Intangible Assets, page F14

4.	We note that you have indefinite-lived intangible assets for an arrangement with the Australian government to supply hearing aids of $9,188,000 and $8,271,000 as of December 31, 2007 and 2006, respectively. Please tell us and revise future filings to describe in detail the nature and significant terms of this arrangement. Discuss how you evaluated the useful life of this asset under paragraph 11 of SFAS 142.

This indefinite lived intangible asset totals approximately AUS$ 9.9 million at December 31, 2007 and 2006 which amount fluctuates in U.S. dollars due to foreign currency movements.

Nature and significant terms of the Australian Office of Hearing Services (OHS) contract

OHS and an Aging Population

The Australian Office of Hearing Services (OHS) is an Australian federal government agency which is part of the Health and Aged Care Ministry. The OHS came into existence as a result of government legislation that requires the Australian government to provide a hearing services program to eligible pensioners in Australia. Eligible pensioners make up approximately 85% of Australia’s population over the age of 55. The program commenced in 1994 and the Company’s Australian subsidiary has been a contractor under this program since the program’s inception.

Description of Contract and Eligibility to Participate

The OHS contract is not the result of a typical tender or bidding process. Generally, the OHS contract is analogous to the U.S. Medicare program, in which program participants can participate, provided they are a registered and licensed practitioner.

Terms and Renewal Process

OHS contractual terms and conditions are the same for all program participants and reflect the kinds of minimal operational requirements that hearing retailers have in a normal hearing operation (such as hours of business and minimum service requirements such as wheel chair access, capacity to provide after sales service, batteries, etc.). The OHS contract renews every three years. The OHS contract may be modified on each renewal date by the OHS after consulting with representatives of the industry (Sonic is a founding member of the industry body that represents program participants).

Every three years, existing program participants receive a contract renewal letter. By signing and returning the contract renewal letter, the Company is automatically continuing its participation for the next three-year contract period. As far as we are aware, no program participant that has signed and returned a contract renewal letter has ever been rejected by the OHS as a provider.

Evaluation of the useful life of this asset under paragraph 11 of SFAS 142

For your convenience, we have restated paragraph 11 of SFAS 142 in full and have included our responses to match the criteria therein.

11. The accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors, in particular:

a. The expected use of the asset by the entity – The Company intends to continue to use the OHS contract in perpetuity as the contract permits the company to market products to its target audience (eligible pensioners). Additionally, the Company has demonstrated its continued use of the asset by continuing to renew and operate under this license.

b. The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate – The OHS contract relates to the group of assets which constitute the business in its entirety and not to a single asset or sub-group of assets.

c. Any legal, regulatory, or contractual provisions that may limit the useful life – While the Company could be dropped from the program due to failure to comply with contractual guidelines, or through the commission of illegal acts, this is deemed to be extremely remote. While the government could decide to discontinue the program, this is also very unlikely. Accordingly, we do not believe there are any significant legal, regulatory or contractual provisions that may limit the useful life of the OHS contract.

d. Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions) – As noted above, the legal, regulatory, and contractual provisions enable the renewal of the OHS contract with minimal effort and without substantial cost. Additionally, the Company has continually renewed its OHS contract since the inception of the program.

e. The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels) – The major causes of hearing loss are aging, noise exposure, disease and injury. Industry researchers estimate that approximately 10% of the population suffers from hearing loss, but only about 2% actually use hearing aids. We anticipate that demographic trends, such as the aging of the developed world’s population and increased purchasing power in developing nations, will accelerate the growth of the hearing impaired population and the demand for hearing aids. While Australia has seen a consistent trend towards manufacturers acquiring retail distribution, the hearing aid industry is relatively stable as these ownership changes have not changed distribution models, policies or practices. Similar to visiting an optometrist when an individual needs glasses or contacts, an individual who seeks help for a hearing loss visits a physician or hearing care professional—an audiologist or a hearing instrument specialist— who analyzes the hearing loss, assists in product selection and programs the hearing device to address the individual’s specific hearing loss. Technological advances do occur; however, the baseline OHS contractual technological requirements typically lag technological advances. Likewise, the regulatory environment has been relatively stable as have the program requirements and the OHS has been consultative with industry representatives when it comes to proposed program modifications.

f. The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). – There is minimal expenditure required to retain the OHS contract. The expected future cash flows from the asset relate to the results of operations of the business and continue to support the carrying value of the OHS contract.

If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite. The term indefinite does not mean infinite. Appendix A includes illustrative examples of different intangible assets and how they should be accounted for in accordance with this Statement, including determining whether the useful life of an intangible asset is indefinite. - The OHS contract analogizes to FAS 142, Appendix A, example 4, which states the following:

An acquired broadcast license that expires in five years. The broadcast license is renewable every 10 years if the company provides at least an average level of service to its customers and complies with the applicable Federal Communications Commission (FCC) rules and policies and the FCC Communications Act of 1934. The license may be renewed indefinitely at little cost and was renewed twice prior to its recent acquisition. The acquiring entity intends to renew the license indefinitely, and evidence supports its ability to do so. Historically, there has been no compelling challenge to the license renewal. The technology used in broadcasting is not expected to be replaced by another technology any time in the foreseeable future. Therefore, the cash flows from that license are expected to continue indefinitely.

Analogous to FAS 142, Appendix A, example 4, it is the Company’s opinion that the indefinite life classification of the OHS contract is appropriate for the following additional reasons:

a.	The license is renewable every three years if the company meets the minimum contractual requirements and complies with the rules and policies of the OHS contract (see Terms and Renewal Process above).

b.	The license has been renewed for each contract period, was renewed for each period prior to acquisition, has been renewed for each contractual period since acquisition and is expected to be renewed indefinitely at little cost (see Terms and Renewal Process above).

c.	Historically, there has been no compelling challenge for renewal (see Terms and Renewal Process above).

d.	The cash flows from that program are expected to continue indefinitely unless the program is terminated by the OHS at which time the Company will follow the analogy in FAS 142, Appendix A, example 5 and test the asset value for impairment in accordance with paragraph 17 of FAS 142.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (801) 365-2854 with any questions or comments.

Sincerely,

/s/ Michael M. Halloran
Michael M. Halloran
Vice President and Chief Financial Officer Sonic Innovations, Inc.